Exhibit 12.1
Holly Energy Partners, L.P.
Computation of Ratio of Earnings
To Fixed Charges
(In thousands)

	Three Months	Years Ended December 31,
	Ended
	March 31, 2009	2008	2007	2006	2005	2004
Earnings:
Net income	$5,934	$26,645	$40,338	$28,223	$27,556	$34,488

Add total fixed charges (per below)	6,230	24,751	15,125	14,815	11,324	2,279

Total earnings	$12,164	$51,396	$55,463	$43,038	$38,880	$36,767

Fixed charges:
Interest expense	$5,403	$21,763	$13,289	$13,056	$9,633	$697
Capitalized interest	289	1,007	—	—	—	—
Estimate of interest within rental expense(1)	538	1,981	1,836	1,759	1,691	1,582

Total fixed charges	$6,230	$24,751	$15,125	$14,815	$11,324	$2,279

Ratio of earnings to fixed charges	1.95	2.08	3.67	2.91	3.43	16.13

(1)	Represents 30% of the total operating lease rental expense which is that portion deemed to be interest.